Filed pursuant to Rule 424(b)(3)
File No. 333-25237

PROSPECTUS SUPPLEMENT NO. 3 Dated November 25, 1997
(To Prospectus dated May 20, 1997)
(as supplemented by Prospectus Supplements dated August 19, 1997 and October 15,
1997)


                                  82,593 Shares
                             LASERSIGHT INCORPORATED
                         Common Stock ($.001 par value)


       This  Prospectus  Supplement  updates the  Prospectus  dated May 20, 1997
("Prospectus")  of  LaserSight   Incorporated,   a  Delaware   corporation  (the
"Company") and replaces Prospectus Supplement No. 2 to the Prospectus.

       All of the text under the caption "The Offering" remains unchanged except those items presented below:

Common Stock outstanding as of November 24, 1997           9,984,672 shares

       All  of  the  text  under  the  caption  "Risk   Factors--Company-Related
Uncertainties" remains unchanged except those items presented below:

Obligation to Redeem Preferred Stock if Stockholder Approval Not Obtained. If for any reason the Company's shareholders do not approve by December 26, 1997 the possible issuance of an indefinite number of shares of Common Stock upon the conversion of the Company's outstanding Series B Preferred Stock, the Company will be obligated to redeem, at the Special Redemption Price (as defined), a number of shares of Series B Preferred Stock sufficient to permit the conversion of 200% of the remaining shares of Series B Preferred Stock without breaching any obligation of the Company under its listing agreement with the Nasdaq National Market. The "Special Redemption Price" means a cash payment equal to the greater of (i) the liquidation preference of $10,000 per share of Series B Preferred Stock multiplied by 125% or (ii) the current market value of the shares of Common Stock which the holders of such shares of Series B Preferred Stock would otherwise be entitled to receive upon the conversion if such shares were converted into Common Stock, in either case together with interest on such greater amount at the rate of up to 2% for each whole or partial month during which such delay continues beyond five business days after the event which required such redemption. The estimated amount of the Company's redemption obligation is $11,315,000 (including a premium of 25% or approximately $2,263,000), assuming a Variable Conversion Price of $3.90625 per share and a market price of the Common Stock of $4.00 per share (based on market data on the Nasdaq National Market as of November 18, 1997) and completion of the redemption by January 2, 1998. The Company has not established a reserve of cash or marketable securities to satisfy this obligation if it were to arise, and there can be no assurance that the Company will have available the cash or other resources to satisfy any such future redemption obligation, or that such redemption would not have a material adverse effect on the Company's financial position or liquidity.

Potentially Unlimited Number of Common Shares Issuable Upon Conversion of Preferred Stock. The number of shares of Common Stock issuable upon each conversion of the Series B Preferred Stock will depend on the market price of the Common Stock during the period immediately preceding such conversion and will increase as the market price of the Common Stock declines below $6.68 per share (the maximum conversion price of the Series B Preferred Stock). There is no limit on the number of shares of Common Stock issuable in connection with the

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conversions of Series B Preferred  Stock,  except that the issuance of more than
1,995,532 shares of Common Stock in connection with such conversions is subject to the approval of the Company's shareholders at a special meeting of shareholders presently scheduled for December 10, 1997. The following table illustrates how changes in the market price of the Common Stock could effect the number of shares issuable upon such conversions:


            Assumed                 Number of              As % of Common Shares
          Conversion               Conversion               Assumed Outstanding
            Price(1)             Shares Issuable            After Conversion(2)

             $1.00                 12,950,000                      56.5%
             $2.00                  6,475,000                      39.3%
             $3.00                  4,316,667                      30.2%
             $4.00                  3,237,500                      24.5%
             $5.00                  2,590,000                      20.6%
             $6.00                  2,158,333                      17.8%
             $6.68                  1,938,622                      16.3%
    (maximum conversion price)

1 Such Conversion Price is based on the lesser of $6.68 per share or the Variable Conversion Price. For this purpose, "Variable Conversion Price" means the average of the three lowest closing bid prices per share of the Common during the Lookback Period (as defined) (subject to equitable adjustment for any stock splits, stock dividends, reclassifications or similar events during the Lookback Period). For this purpose, "Lookback Period" means the 20 (or, under certain circumstances, 30) consecutive trading days immediately preceding the conversion date. As of November 18, 1997 the Variable Conversion Price was $3.90625 per share.

2 Assumes that the aggregate number of shares outstanding at the time of conversion equals the 9,982,672 shares of Common Stock outstanding on November 13, 1997 plus the number of shares issuable in connection with such conversion. Also assumes that all shares of Preferred Stock are converted at the conversion price indicated.

In addition, in the event of a liquidation of the Company, the holders of the Series B Preferred Stock would be entitled to receive distributions in preference to the holders of the Common Stock.

Past Losses and Operating Cash Flow Deficits; No Assurance of Future Profits or Positive Operating Cash Flows. The Company incurred losses of $4.1 million and $5.5 million during 1996 and the first nine months of 1997, respectively. During such 1996 and 1997 periods, the Company had a deficit in cash flow from operations of $4.2 million and $3.0 million, respectively. Although the Company achieved profitability during 1995, it had a deficit in cash flow from operations of $1.9 million during that year. In addition, the Company incurred losses in 1991 through 1993. As of September 30, 1997, the Company had an accumulated deficit of $10.1 million. There can be no assurance that the Company can regain or sustain profitability or positive operating cash flow.

Uncollectible Receivables Could Exceed Reserves. At September 30, 1997, the Company's trade accounts and notes receivable aggregated approximately $11,090,000, net of total allowances for collection losses and returns of approximately $1,650,500. Approximately 87% of net receivables at September 30, 1997 relate to international accounts. Accrued commissions, the payment of which generally depends on the collection of such net trade accounts and notes receivable, aggregated approximately $1,551,000 at September 30, 1997. Exposure to collection losses on technology-related receivables is principally dependent on its customers ongoing financial condition and their ability to generate revenues from the Company's laser systems. The Company's ability to evaluate the financial condition and revenue generating ability of prospective customers located outside of the United States is generally more limited than for customers located in the United States. The Company monitors the status of its receivables and maintains a reserve for estimated losses. The Company's operating history has been relatively short. There can be no assurance that the current reserves for estimated losses ($1,393,000 at September 30, 1997) will be sufficient to cover actual write-offs over time. Actual write-offs that materially exceed amounts reserved could have a material adverse effect on the Company's financial condition, liquidity and results of operations.

Possible Dilutive Issuance of Common Stock--LaserSight Centers. The Company has agreed, based on a previously-reported acquisition agreement (the "Centers Agreement") entered into in 1993 and modified in July 1995 and March 1997, to issue to the former shareholders and option holders (including two trusts related to the Chairman of the Board of the Company and certain former officers and directors of the Company) of LaserSight Centers, the Company's development-stage subsidiary, up to 600,000 unregistered shares of Common Stock (the "Centers Earnout Shares") based on the Company's future pre-tax operating income through March 2002 from performing PRK, PTK or other refractive laser surgical procedures. The Centers Earnout Shares are to be issued at the rate of one share per $4.00 of such operating income. As of September 30, 1997, the Company had not accrued any amount of such pre-tax operating income. There can be no assurance that the issuance of Centers Earnout Shares will be accompanied by an increase in the Company's per share operating results. The Company is not obligated to pursue strategies that may result in the issuance of Centers Earnout Shares. It may be in the interest of the Chairman of the Board for the Company to pursue business strategies that maximize the issuance of Centers Earnout Shares.

Possible Dilutive Issuance of Common Stock--Florida Laser Partners. Based on a previously-reported royalty agreement entered into in 1993 and modified in July 1995 and March 1997, the Company is obligated to pay to a partnership whose partners include the Chairman of the Board of the Company and certain former officers and directors of the Company a royalty of up to $43 (payable in cash or shares of Common Stock based on its then-current market value (the "Royalty Shares")), for each eye on which laser refractive optical surgical procedure is conducted on an excimer laser system owned or operated by LaserSight Centers or its affiliates. No such payment obligation has arisen as of September 30, 1997 because royalties do not begin to accrue until the earlier of March 2002 or the delivery of an additional 600,000 Centers Earnout Shares (none of which had accrued as of such date). There can be no assurance that the issuance of Royalty Shares will be accompanied by an increase in the Company's per share operating results. It may be in the interest of the Chairman of the Board for the Company to pursue business strategies that maximize the issuance of Royalty Shares.

Possible Dilutive Issuance of Common Stock--The Farris Group. To the extent that an earnout provision relating to the Company's acquisition of The Farris Group in 1994 is satisfied based on certain annual pre-tax income targets through December 31, 1998, the Company would be required to issue to the former owner of such company (Mr. Michael R. Farris, the President and Chief Executive Officer of the Company) an aggregate of up to 750,000 shares of Common Stock (collectively, the "Farris Earnout Shares"). To date, 406,700 Farris Earnout Shares have been issued based on the operating results of the Farris Group through December 31, 1995. As a result of the loss incurred by The Farris Group during 1996, no Farris Earnout Shares became issuable for such year. If additional Farris Earnout Shares become issuable, goodwill and the resulting amortization expense will increase. There can be no assurance that the issuance of Farris Earnout Shares will be accompanied by an increase in the Company's per share operating results.

Acquisition- and Financing-Related Contingent Commitments to Issue Additional Common Shares. The Company has agreed in connection with its acquisition of the assets of the Northern New Jersey Eye Institute in July 1996 to issue up to 102,798 additional shares of Common Stock if the fair market value of the Common Stock in July 1998 is less than $15 per share. The Company may from time to time include similar provisions in future acquisitions and financings. The factors to be considered by the Company in including such provisions may include the Company's cash resources, the trading history of the Company's common stock, the negotiating position of the selling party or the investors as applicable, and the extent to which the Company determines that the expected benefit from the acquisition or financing exceeds the potential dilutive effect of the price-protection provision. Persons who are the beneficiaries of such provisions effectively receive limited protection from declines in the market price of the Common Stock, but other shareholders of the Company can expect to incur additional dilution of their ownership interest in the event of a decline in the price of the Common Stock.

Potential Liquidity Constraints. During the quarter ended September 30, 1997, the Company experienced a $2.2 million deficit in cash flow from operations (73% of the year-to-date deficit), largely resulting from the low level of laser system sales and the increase in the Company's research, development and regulatory expenses. During the quarter, the Company also experienced significant decreases in the amount of working capital (from $6.4 million to $4.5 million) and cash and cash equivalents (from $3.1 million to $1.2 million). Although the Company expects cash flow from operations to improve somewhat in the fourth quarter of 1997 and first quarter of 1998 relative to the level for the third quarter of 1997, such improvement will depend on, among other things, the Company's ability to sell and produce its new LaserScan LSX laser systems and its Automated Disposable Keratome (ADK) product. See "--Technology-Related Uncertainties--New Products". Subject to these factors, the Company believes that its balances of cash and cash equivalents, together with expected operating cash flows and the availability of its revolving credit facility with Foothill Capital Corporation ("FCC") will be sufficient to fund its anticipated working capital requirements for the next 12-month period based on modest growth and anticipated collection of receivables. However, a failure to collect timely a material portion of current receivables or unexpected delays in the shipment of the Company's LaserScan LSX or ADK products could have a material adverse effect on the Company's liquidity.

Uncertainty Regarding Availability or Terms of Capital to Satisfy Possible Additional Needs. The Company may need additional capital (i) to finance any future negative cash flow from operations, (ii) to introduce its laser systems into the United States market after receiving FDA approval. The Company believes the earliest these expenses might occur is the latter half of 1998, and (iii) to satisfy certain cash payment obligations under its PMA acquisition agreement of July 1997. (Such cash payment obligations under the PMA acquisition agreement include $1.75 million payable in the event the FDA approves the PMA before July 29, 1998 and $1.0 million payable in the event that the FDA approves the Company's scanning laser for commercial sale in the U.S. before April 1, 1998.) In addition, the Company may seek alternative sources of capital to fund its product development activities, to consummate future strategic acquisitions, and to accelerate its implementation of managed care strategies. Except for up to $3.2 million of additional borrowing available under its credit facility with FCC (subject to the reduction of such availability amount in monthly installments of $1.333 million commencing in August 1998 and to the Company's continued compliance with financial and other covenants), the Company has no present commitments to obtain such capital, and no assurance can be given that the Company will be able to obtain additional capital on terms satisfactory to the Company. The $4 million outstanding principal amount of the FCC term loan is payable in monthly installments of $1.333 million between May and July 1998. To the extent that future financing requirements are satisfied through the sale of equity securities, holders of Common Stock may experience significant dilution in earnings per share and in net book value per share. The FCC financing or other debt financing could result in a substantial portion of the Company's cash flow from operations being dedicated to the payment of principal and interest on such indebtedness and may render the Company more vulnerable to competitive pressures and economic downturns.

Risks Associated with Past and Possible Future Acquisitions. The Company has made several significant corporate acquisitions in the last four years, including MRF in 1994, MEC in 1995, the assets of NNJEI in 1996, Photomed in 1997, and the IBM laser patents in 1997. These prior acquisitions, as well as any future acquisition, may not achieve adequate levels of revenue, profitability or productivity or may not otherwise perform as expected. Acquisitions involve special risks, including risks associated with unanticipated liabilities and contingencies, diversion of management attention and possible adverse effects on earnings resulting from increased goodwill amortization, increased interest costs, the issuance of additional securities and difficulties related to the integration of the acquired business. Although the Company is currently focusing on its existing operations, the future ability of the Company to achieve growth through acquisitions will depend on a number of factors, including the availability of attractive acquisition opportunities, the availability of funds needed to complete acquisitions, the availability of working capital needed to fund the operations of acquired businesses and the effect of existing and emerging competition on operations. Should additional acquisitions be sought, there can be no assurance that the Company will be able to successfully identify additional suitable acquisition candidates, complete additional acquisitions or integrate acquired businesses into its operations.

Amortization of Significant Intangible Assets. Of the Company's total assets at September 30, 1997, approximately $31.1 million (57%) represents intangible assets, of which approximately $14.8 million reflects goodwill which is being amortized using an estimated life ranging from 12 to 25 years, approximately $11.5 million reflects the cost of patents which are being amortized over a period ranging from 8 to 17 years, and approximately $4.8 million reflects the cost of licenses and technology acquired which is being amortized over a period ranging from 31 months to 12 years. Goodwill is an intangible asset that represents the difference between the total purchase price of an acquisition and the amount of such purchase price allocated to the fair value of the net assets acquired. Goodwill and other intangibles are amortized over a period of time, with the amount amortized in a particular period constituting a non-cash expense that reduces the Company's operating results in that period. A reduction in net income resulting from the amortization of goodwill and other intangibles may have an adverse impact upon the market price of the Company's Common Stock. In addition, in the event of a sale or liquidation of the Company or its assets, there can be no assurance that the value of such intangible assets would be recovered.

       All  of  the  text  under  the   caption   "Risk   Factors--Health   Care
Services-Related Uncertainties" remains unchanged except those items presented below:

Health Care Regulation - General. The Company is subject to extensive state, federal and local regulations. The Company is also subject to laws and regulations relating to business corporations in general. The Company believes its operations are in substantial compliance with applicable law. However, there can be no assurance that review of the Company's business, its affiliates, and contractual arrangements by courts or health care, tax, labor, and other regulatory authorities will not result in determinations that could adversely affect the operations of the Company. Also, there can be no assurance that the health care regulatory environment will not change and restrict the Company's existing operations or limit the expansion of the Company's business. The health care industry is presently experiencing sweeping and dynamic change. Much of this change has been prompted by market forces. Numerous legislative proposals and laws also have prompted other changes in the industry. In recent years a number of governmental and other public initiatives have developed to reform the health care system in the United States. If adopted, certain of these initiatives could substantially alter the method of delivery and reimbursement for medical care services in this country. There can be no assurance that current or future legislative initiates or governmental regulation will not adversely affect the business of the Company.

More generally, in recent years there have been changes in statutes and regulations regarding the provision of health care services and the Company anticipates that such statutes and regulations will continue to be the subject of future modification. The Company cannot predict what changes may be enacted, and what effect changes in these regulations might have upon the Company and its prospects. It is possible that federal or state legislation could contain provisions resulting in governmental price ceilings (even on procedures for which government health insurance is not available) which may adversely affect the ophthalmic laser market or otherwise adversely affect the Company's business in the United States. The uncertainty regarding additional health care statutes or regulations, and the enactment of reform legislation, could have an adverse affect on the development and growth of the Company's business and might result in additional volatility in the market price of the Company's securities.

Health Care Regulation - Referrals. The health care industry is subject to "anti-referral" and "anti-kickback" laws governing patient referrals, and other laws concerning fee splitting with non-physicians. Although the Company believes that its operations are in substantial compliance with existing applicable laws, the Company's business operations have not been the subject of judicial or regulatory review. There can be no assurance that the Company's business will not be reviewed in the future, and if reviewed or challenged that the Company would prevail. Any such review or challenge of the Company's business could result in determinations that could adversely affect the operations of the Company. There can be no assurance that the health care regulatory environment will not change so as to restrict the Company's existing operations or their expansion. Aspects of certain health care reforms as proposed in the past, such as further reductions in Medicare and Medicaid payments and additional prohibitions on physician ownership, directly or indirectly, of facilities to which they refer patients, if adopted, could adversely affect the Company.

Corporate Practice of Medicine. The laws of many states prohibit business corporations or other non-professional corporations such as the Company from practicing medicine and employing physicians to practice medicine. The Company intends to perform only non-medical administrative services, does not intend to represent to the public or patients of participating providers that it offers medical services, and does not intend to exercise influence or control over the practice of medicine by the participating providers with whom it affiliates pursuant to contractual arrangements. Accordingly, the Company believes that its intended operations will not be in violation of applicable state laws relating to the practice of medicine. However, the laws in most states regarding the corporate practice of medicine have been subjected to limited judicial and regulatory interpretation and, therefore, no assurances can be given that the Company's activities will be found to be in compliance, if challenged. The laws of many states also prohibit non-professional corporations such as the Company and other entities that are not owned entirely by physicians from employing physicians, optometrists and other similar professionals having control over clinical decision-making, or engaging in other activities that are deemed to constitute the practice of medicine. Some states also prohibit non-professional corporations from owning, maintaining or operating an office or facility for the practice of medicine. Some states also prohibit non-professional corporations from owning, maintaining or operating an office or facility for the practice of medicine. These laws may be construed to permit arrangements under which the physicians are not employed by or otherwise controlled as to clinical matters by the party supplying such facilities and non-professional services but provide services under contract with such an entity.

Professional Liability. Although the Company does not intend to engage in the practice of medicine, there can be no assurance that the Company will not have liability arising from the medical services, utilization review, peer review, or other similar activities, of the participating providers. Under its contractual arrangements, the Company requires all participating providers to carry professional liability insurance and other insurance necessary to insure against such risks, and, where possible, to add the Company as an additional insured under such professional liability insurance policies and other applicable policies of the participating provider. It is unlikely that such insurers will add the Company as an additional insured. The Company carries general liability and casualty insurance, but there can be no assurance that claims in excess of any insurance coverage will not be asserted against the Company. The availability and cost of such insurance is beyond the control of the Company, and the cost of such insurance to the Company may have an adverse effect on the Company's operations. Additionally, successful claims of liability asserted against the Company that exceed applicable policy limits could have a material adverse effect on the Company's results of operations and financial condition.

Competition. The Company will compete with other companies which seek to acquire the business assets of, provide management and other services to, and affiliate with existing provider practices. Other companies are actively engaged in

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businesses  similar to that of the  Company,  some of which  have  substantially greater financial resources and longer operating histories than the Company and are located in areas where the Company may seek to expand in the future. The Company assumes that additional companies with similar objectives may enter the Company's markets and compete with the Company and there can be no assurance that the Company will be able to compete effectively with such companies. Additionally, the market for vision care is becoming increasingly competitive. The Company's participating providers may compete with many other providers. Competition is based on many factors including marketing and financial strength, public image and the strength of established relationships in the industry. There can be no assurance that the Company's participating providers can
successfully   compete  in  their   respective   markets.   (See   "Business   -
Competition").

Dependence on Major Customer. Blue Cross and Blue Shield of Maryland ("BC/BS") accounted for 44.4% and 49.1% of the revenues of the Company's health care services segment during the year ended 1996 and the nine months ended September 30, 1997, respectively. Such revenues represented 22.5% and 26.4% of the Company's consolidated revenues during such 1996 and 1997 periods, respectively. A termination of or failure to renew the agreements between BC/BS and the Company could have a material adverse effect on the Company's results of operations and financial condition.

       All of the text under the caption "Risk Factors--Technology-Related Uncertainties" remains unchanged except those items presented below:

Government Regulation. The Company's laser products are subject to strict governmental regulations which materially affect the Company's ability to manufacture and market these products and directly impact the Company's overall prospects. All laser devices to be marketed in interstate commerce are subject to the laser regulations required by the Radiation Control for Health and Safety Act, as administered by the U.S. Food and Drug Administration (the "FDA"). Such Act imposes design and performance standards, labeling and reporting requirements, and submission conditions in advance of marketing for all medical laser products. The Company's laser systems produced for medical use require pre-market approval by the FDA before they can be marketed in the United States. Each separate medical device requires a separate FDA submission, and specific protocols have to be submitted to the FDA for each claim made for each medical device. In addition, laser products marketed in foreign countries are often subject to local laws governing health product development processes which may impose additional costs for overseas product development. The Company cannot determine the costs or time it will take to complete the approval process and the related clinical testing for its medical laser products. Future legislative or administrative requirements in the United States, or elsewhere, may adversely affect the Company's ability to obtain or retain regulatory approval for its laser products. The failure to obtain required approvals on a timely basis could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company has completed clinical studies in Phase 2a and 2b for PRK. Such data were presented to the FDA and on September 17, 1997 the Company was granted permission to expand into Phase 3 Myopic PRK studies. The Phase 3 PRK clinical investigation is now under way. The Company is also conducting a Phase 2 trial for PARK (Photo-Astigmatic Refractive Keratectomy). The FDA has informed the Company that it may combine the results from all its studies in its PMA application. That application is being prepared for submission in late 1997 or early 1998. The Company also has an Investigational Device Exemption approved by the FDA for the treatment of glaucoma by laser trabeculodissection. The Company has recently completed a Phase 1 study in blind eyes and will be submitting the results to the FDA to request expansion into a small population of sighted glaucoma patients.

Uncertainty Concerning Patents. Should LaserSight Technologies' lasers infringe upon any valid and enforceable patents in international markets, or by Pillar Point Partners (a partnership of which the general partners are subsidiaries of Visx and Summit Technologies) in the U.S., then LaserSight Technologies may be required to license such technology from them. In connection with its settlement of litigation with Pillar Point Partners, the Company agreed to notify Pillar Point Partners before the Company begins manufacturing or selling its laser systems in the United States. Should such licenses not be obtained, LaserSight Technologies might be prohibited from manufacturing or marketing its PRK-UV lasers in these countries where patents are in effect. The Company's revenues from international sales for 1996 and the nine months ended September 30, 1997 were 47% and 42%, respectively, of the total revenues.

New Products. There can be no assurance that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of its new LaserScan LSX excimer laser and other new products and enhancements, or that its new products and enhancements will be accepted in the marketplace, including the disposable keratome product licensed in September 1997. As is typical in the case of new and rapidly evolving industries, demand and market acceptance for recently introduced technology and products are subject to a high level of uncertainty. In addition, announcements of new product offerings may cause customers to defer purchasing existing Company products.

Uncertainty of Market Acceptance of Laser-Based Eye Treatment. The Company believes that its achievement of profitability and growth will depend in part upon broad acceptance of PRK or LASIK in the United States and other countries. There can be no assurance that PRK or LASIK will be accepted by either the ophthalmologists or the public as an alternative to existing methods of treating refractive vision disorders. The acceptance of PRK and LASIK may be affected adversely by their cost, possible concerns relating to safety and efficacy, general resistance to surgery, the effectiveness and lower cost of alternative methods of correcting refractive vision disorders, the lack of long-term follow-up data, the possibility of unknown side effects, the current lack of third-party reimbursement for the procedures, any future unfavorable publicity involving patient outcomes from use of PRK or LASIK systems, and the possible shortages of ophthalmologists trained in the procedures. The failure of PRK or LASIK to achieve broad market acceptance could have a material adverse effect on the Company's business, financial condition and results of operations.

International Sales. International sales may be limited or disrupted by the imposition of government controls, export license requirements, political instability, trade restrictions, changes in tariffs, difficulties in staffing and coordinating communications among and managing international operations. Additionally, the Company's business, financial condition and international results of operations may be adversely affected by increases in duty rates, difficulties in obtaining export licenses, ability to maintain or increase prices, and competition. To date, all sales made by the Company have been denominated in U.S. dollars. Due to its export sales, however, the Company is subject to currency exchange rate fluctuations in the U.S. dollar, which could increase the price in local currencies of the Company's products. This could in turn result in longer payment cycles and greater difficulty in collection of receivables. See "--Receivables" above. Although the Company has not experienced any material adverse effect on its operations as a result of such regulatory, political and other factors, there can be no assurance that such factors will not have a material adverse effect on the Company's operations in the future or require the Company to modify its current business practices.

Potential Product Liability Claims; Limited Insurance. As a producer of medical devices, the Company may face liability for damages to users of such devices in the event of product failure. The testing and use of human care products entails an inherent risk of negligence or other action. An award of damages in excess of the Company's insurance coverage could have a material adverse effect on the Company's business, financial condition and results of operations. While the Company maintains product liability insurance, there can be no assurance that any such liability of the Company will be included within its insurance coverage or that damages will not exceed the limits of its coverage. The Company's current insurance coverage limitation is $6,000,000, including up to $5,000,000 of coverage under an excess liability policy.

No Backlog; Concentration of Sales at End of Quarter. The Company has historically operated with little or no backlog because its products are generally shipped as orders are received. Historically, the Company has received and shipped a significant portion of its orders for a particular quarter near the end of the quarter. As a result, the Company's operating results for any quarter often depend on orders received and laser systems shipped late in that quarter. Any delay in such orders or shipments may cause a significant fluctuation in period-to-period operating results.

Purchase of Patent Rights from IBM.  Deleted.

       All of the text under the caption "Description of Securities" should be replaced with the following:

The following description of the Company's capital stock is not complete and is subject in all respects to the Delaware General Corporation Law (the "DGCL") and to the provisions of the Company's Certificate of Incorporation, as amended (the "Charter"), and By-Laws.

The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock and 10,000,000 shares of preferred stock, $.001 par value, issuable in series. As of November 24, 1997, 9,984,672 shares of Common Stock were outstanding (not including shares issuable upon the exercise of outstanding stock options or upon the conversion of outstanding preferred stock). As of November 24, 1997, the only shares of preferred stock outstanding were 1,295 shares of the Series B Preferred Stock.

Common Stock

Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to share pro rata in such dividends and other distributions, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any prior rights accruing to any holders of preferred stock. Upon the liquidation or dissolution of the Company, the holders of Common Stock are entitled to share proportionally in all assets available for distribution to such holders. Holders of Common Stock have no preemptive, redemption or conversion rights. The outstanding shares of Common Stock issued are fully paid and nonassessable.

The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.

Preferred Stock

The Board of Directors is authorized, subject to certain limitations prescribed by law, without further stockholder approval, to issue from time to time up to an aggregate of 10,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which the Company may designate and issue.

Series A Convertible Preferred Stock

On January 10, 1996, the Company issued 116 shares of Series A Convertible Preferred Stock, par value $.001 per share (the "Series A Preferred Stock"). All of such shares had been converted into Common Stock.

Series B Convertible Participating Preferred Stock

On August 29, 1997, the Company issued 1,600 shares of Series B Preferred Stock. On October 28, 1997, the Company completed an optional redemption of 305 of such shares by paying $3,172,000 (including the 4% redemption premium).

The Series B Preferred Stock is convertible into Common Stock at the option of the holders of the Series B Preferred Stock at any time until August 29, 2000, on which date all Series B Preferred Stock remaining outstanding will automatically be converted into Common Stock. The conversion price will equal the lesser of $6.68 per share of Common Stock or the average of the three lowest closing bid prices of the Common Stock during the 20 trading days preceding the conversion date (during the 30 trading days preceding the conversion date should the five-day average price of the Common Stock on February 25, 1998 be less than $5.138 per share). The Company has the option (after the sale or license of the IBM patents and subject to the absence of any mandatory redemption events or defaults having occurred, and subject to certain procedures) to elect to redeem up to 640 shares of the Series B Preferred Stock (40% of the amount initially issued) for cash at premium initially equal to 6.75% through November 27, 1997, and increasing to 10% through December 27, 1997, and 14% through January 26, 1998. Dividends on the Series B Preferred Stock are payable only to the extent that dividends are payable on the Company's Common Stock. Each outstanding share of Series B Preferred Stock shall entitle the holder thereof to a liquidation preference equal to the sum of $10,000 plus the amount of unpaid dividends, if any, accrued on such share.

In addition, the Series B Preferred Stock is subject to redemption at the option of its holders should the Company default on certain obligations. Under these provisions, if for any reason the Company's shareholders do not approve by December 26, 1997 the possible issuance of an indefinite number of shares of Common Stock upon conversion of the Series B Preferred Stock, will be obligated to redeem, at the Special Redemption Price (as defined below), a sufficient number of shares of Series B Preferred Stock which will permit conversion of 200% of the remaining shares of Series B Preferred Stock without breaching any obligation of the Company under the Company's listing agreement with the Nasdaq National Market. The "Special Redemption Price" means a cash payment equal to the greater of (i) the liquidation preference of $10,000 multiplied by 125% or
(ii) the current value of the Common Stock, using the price per share of Common Stock, which the holders of such shares of Series B Preferred Stock would otherwise be entitled to receive upon conversion. Such redemption must be completed within five business days of the event which required such redemption. Any delay in payment will cause such redemption amount to accrue interest at the rate of 1% per month during the first 30 days, pro rated daily (2% monthly, pro rated daily, thereafter).

Delaware Law and Certain Charter Provisions

The Company is subject to the provisions of Section 203 of the DGCL. Subject to certain exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the corporation's board of directors or unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder which is not shared pro rata with the other stockholders of the Company. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of a corporation's voting stock.

The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. In addition, the By-Laws of the Company may, subject to the provisions of DGCL, be amended or repealed by a majority vote of the Company's Board of Directors.

The Charter contains certain provisions permitted under the DGCL relating to the liability of directors. These provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving certain wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. The Charter contains provisions indemnifying the directors and officers of the Company to the fullest extent permitted by the DGCL. The Company also has a directors' and officers' liability insurance policy which provides for indemnification of its directors and officers against certain liabilities incurred in their capacities as such. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors.

Warrants

In connection with the private placement of Series A Preferred Stock on January 10, 1996, the Company issued to its placement agent, Spencer Trask Securities Incorporated ("Spencer Trask") and to an assignee of Spencer Trask, the 1996 Warrants to purchase an aggregate of 17,509 shares of Common Stock at an exercise price of $13.25 per share. The 1996 Warrants may be exercised at any time through January 10, 1999.

In connection with the establishment of its FCC credit facility in April 1997, the Company issued to FCC the 1997 FCC Warrants to purchase an aggregate of 500,000 shares of Common Stock at an exercise price of $6.0667 per share. In addition, the 1997 FCC Warrants have certain anti-dilution features which provide for approximately 50,000 additional shares pursuant to the issuance of the Series B Preferred Stock. The 1997 FCC Warrants may be exercised after March 31, 1998 and then prior to April 1, 2002.

In connection with the 1997 Private Placement, the Company agreed to issue to the holders and the Placement Agent the Series B Warrants to purchase 750,000 and 40,000 shares, respectively, of Series B Convertible Participating Preferred Stock at $5.91 per share. The Series B Warrants will be exercisable for a period of five years from the date of issuance for Common Stock. The Company will be obligated to register the shares of Common Stock issuable upon exercise and conversion of the Series B Warrants for resale under the Securities Act.


       All of the text under the caption "Plan of Distribution" remains unchanged except the following:

The Company will maintain the effectiveness of the Registration Statement until the earlier of (i) such time as all of the Shares have been disposed of in accordance with the intended methods of disposition set forth in the Registration Statement or (ii) 210 days after its effective date. In the event that any Shares remain unsold at the end of such period, the Company may file a post-effective amendment to the Registration Statement for the purpose of deregistering the Shares.